EXHIBIT 21.1

Subsidiaries of Capstone Systems Inc.

Name	Jurisdiction

Yunguhui Group Limited	Republic of Seychelles
Yunguhui Holdings Development	Republic of Seychelles
Yun Gu Hui International (Hong Kong) Development Limited	Hong Kong
Anhui Yunguhui Internet Technology Limited	PRC
Beijing Yunguhui Information Technology	PRC
Nanjing Yunguhui Information Technology	PRC